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                                    FORM 6-K

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             --------------------

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                             DATED FEBRUARY 6, 2002

                                ASE Test Limited
             (Exact name of Registrant as specified in its charter)

                             --------------------

                              10 West Fifth Street
                         Nantze Export Processing Zone
                               Kaoshiung, Taiwan
                               Republic of China
                    (Address of principal executive offices)

                             --------------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       FORM 20-F X           FORM 40-F
                                ---                   ---

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   YES NO X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable


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


                           INCORPORATION BY REFERENCE

This Form 6-K is deemed incorporated by reference to the registrant's registration statement on Form F-3 (Registration Number 333-12150), as declared effective by the Commission on July 13, 2000, and the related prospectus filed pursuant to Rule 424(b)(3) on July 20, 2000.



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               ASE TEST LIMITED


Dated: February 6, 2002                        By: /s/ Jeffrey Chen
                                                   ----------------------------
                                                   Name:  Jeffrey Chen
                                                   Title: Chief Financial Oficer

ASE TEST LIMITED                                                February 6, 2002
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FOR IMMEDIATE RELEASE

Contact in Asia Pacific:
Jeffrey Chen, Chief Financial Officer
Tel.    886-2-8780-5489                  Mobile  886-920-189-608
Fax.    886-2-2757-6121                  email:  jeffrey_chen@asek.asetwn.com.tw

Contact in the US:
Richard C. Wei, CFO, ISE Labs
Tel.    408-567-4383                     email:   rwei@iselabs.com

Thomson Financial/Carson:
In Asia Pacific:  Mylene Kok   65-879-9881   mylene.kok@tfn.com.sg
In the US:        Daniel Loh   212-701-1998  dan.loh@thomsonir.com
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                ASE TEST LIMITED ANNOUNCES JANUARY 2002 REVENUES

Taipei, Taiwan, R.O.C., FEBRUARY 6, 2002 - ASE Test Limited (Nasdaq : ASTSF) today announces that its unaudited consolidated January 2002 net revenues were US$22.43 million. Compared to prior periods, the January figure represented a drop of 39% year-over-year and an increase of 4% sequentially.


CONSOLIDATED MONTHLY NET REVENUES (UNAUDITED)

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                     January     December      January         YoY    Sequential
(US$000)                2001         2001         2002      Change        Change
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Net Revenues          36,699       21,467       22,431        -39%            4%
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